[redacted]

09057933

BP 3/9

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52737

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Queens Road Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Queens Road
(No. and Street)

Charlotte (City) NC (State) 28204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Scruggs 704-714-7711
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

P.O. Box 18068 (Address) Raleigh (City) NC (State) 27619 (Zip Code)

SEC Mail Processing
Section

FEB 26 2009

Washington, DC
111

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TA
3/12

OATH OR AFFIRMATION

I, Steve Scruggs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Queens Road Securities, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Members
Queens Road Securities, LLC:

We have audited the accompanying balance sheets of Queens Road Securities, LLC (the "Company") as of December 31, 2008 and 2007, and the related statements of income, member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1-2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Batchelor, Tillery & Roberts, LLP

February 23, 2009

QUEENS ROAD SECURITIES, LLC

Balance Sheets

December 31, 2008 and 2007

Assets	2008	2007
Current assets:		
Cash and cash equivalents	$ 153,059	191,241
Clearing escrow	25,000	25,000
Commissions receivable	14,967	16,728
Other current assets	39,889	38,434
Total current assets	$ 232,915	271,403
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable	220	159
Commissions payable	56,117	40,737
Total current liabilities	56,337	40,896
Members' equity	176,578	230,507
Total liabilities and members' equity	$ 232,915	271,403

See accompanying notes to financial statements.

QUEENS ROAD SECURITIES, LLC

Statements of Income

Years ended December 31, 2008 and 2007

	2008	2007
Revenues	$ 876,902	2,452,798
Operating expenses:		
Commissions and advisory fees	575,284	2,209,193
Contractual services	131,056	131,148
Audit fees	7,215	5,699
Insurance	18,012	19,000
Other fees	44,009	25,079
Licenses and permits	21,128	21,450
Office expense	3,093	3,049
Dues and subscriptions	1,600	1,150
Computer consulting and supplies	14,317	16,479
Trade errors	35,036	11,623
Miscellaneous	3,310	2,720
	854,060	2,446,590
Operating income	22,842	6,208
Other income-interest	3,229	9,366
Net income	$ 26,071	15,574

See accompanying notes to financial statements.

QUEENS ROAD SECURITIES, LLC

Statements of Changes in Members' Equity

Years ended December 31, 2008 and 2007

Members' equity, December 31, 2006	$ 214,933
Net income for 2007	15,574
Members' equity, December 31, 2007	230,507
Net income for 2008	26,071
Distributions in 2008	(80,000)
Members' equity, December 31, 2008	$ 176,578

See accompanying notes to financial statements.

QUEENS ROAD SECURITIES, LLC

Statements of Cash Flows

Years ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ 26,071	15,574
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	1,761	2,093
Other current assets	(1,455)	1,075
Accounts payable	61	-
Commissions payable	15,380	(5,326)
Net cash provided by operating activities	41,818	13,416
Cash flows from investing activities- proceeds from sale of mutual fund	-	66,998
Cash used in financing activities-distributions	(80,000)	-
Net (decrease) increase in cash and cash equivalents	(38,182)	80,414
Cash and cash equivalents, beginning of year	191,241	110,827
Cash and cash equivalents, end of year	$ 153,059	191,241

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

Organization

The Company was organized as Queens Road Securities, LLC (the "Company") under the laws of the state of North Carolina on May 12, 2000 as a limited liability company to provide investment services to investors as a fully disclosed introducing broker-dealer. The Company is licensed to operate in all fifty states and Puerto Rico. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade-date basis.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with maturities of less than three months.

Commissions Receivable

The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance is required for 2008 and 2007.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the tax returns of the members. The financial statements therefore, do not reflect a provision for income taxes.

(1) Organization and Significant Accounting Policies, Continued

Income Taxes, Continued

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109, "Accounting for Income Taxes". FIN 48 created a single model to address accounting for uncertain income tax positions and established a minimum recognition threshold a tax position must meet before being recognized in the financial statements. In December 2008, the FASB delayed the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has deferred adoption of FIN 48 until its 2009 financial statements. Management anticipates that the adoption of FIN 48 will not have a material impact on the Company's financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Related Party

The Company amended its agreement with Bragg Financial Advisors (a registered investment advisor and related company) on January 10, 2007 and January 29, 2008 whereby Bragg Financial Advisors provides office space and management services for a fee of approximately $11,000 per month. Subsequent to June 2007, the Company no longer receives the quarterly advisory fees withdrawn from customer accounts of Bragg Financial Advisors. This change has reduced revenues and commissions and advisory fees expense by approximately $2,000,000 annually. Additionally, the Company is the statutory underwriter for two mutual funds (Queens Road Small Cap Value Fund and Queens Road Value Fund) which are managed by Bragg Financial Advisors. The Company receives no fee for this service.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $50,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2008, the Company had net capital, as defined, of $121,724 which was $71,724 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 0.46 to 1.

Schedule 1

QUEENS ROAD SECURITIES, LLC

Supplemental Schedules of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2008 and 2007

	2008	2007
Total assets	$ 232,915	271,403
Deduct: Aggregate indebtedness	(56,337)	(40,896)
Net worth	176,578	230,507
Deduct: Excluded indebtedness	-	-
Add: Subordinated indebtedness	-	-
Deduct: Non-allowable assets	(54,854)	(55,162)
Deduct: Concessions	-	-
Deduct: Securities haircuts	-	-
Net capital	$ 121,724	175,345
Net capital requirements:		
Broker-dealer	$ 50,000	50,000
Net capital in excess of requirements	71,724	125,345
Net capital as computed above	$ 121,724	175,345
Net capital per December 31 FOCUS report (unaudited)	$ 121,724	175,345
Adjustments	-	-
Adjusted net capital, December 31	$ 121,724	175,345

QUEENS ROAD SECURITIES, LLC

Supplemental Schedules of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2008 and 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.
SCOTT E. CABANISS

3605 GLENWOOD AVENUE, SUITE 350
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

The Members
Queens Road Securities, LLC:

In planning and performing our audit of the financial statements of Queens Road Securities, LLC (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority, and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts, LLP

February 23, 2009

QUEENS ROAD SECURITIES, LLC

Financial Statements
and Internal Control Report

December 31, 2008 and 2007

(With Independent Auditors' Report Thereon)